UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 2)*

Enfusion, Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

292812104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 292812104

1	NAME OF REPORTING PERSONS LRA Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,972,007 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,972,007 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,972,007 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.46% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 1,972,007 shares of Class A common stock held by LRA Ventures, LLC and (ii) 6,000,000 shares of Class A common stock that LRA Ventures, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC.

(2)

This percentage is based on 94,279,610 shares of Class A Common Stock outstanding, which is the sum of (i) 88,279,610 shares of Class A Common Stock outstanding as of November 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2023, and (ii) the 6,000,000 shares of Class A Common Stock that LRA Ventures, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

1	NAME OF REPORTING PERSONS Tarek Hammoud
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,972,007 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,972,007 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,972,007 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.46% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 1,972,007 shares of Class A common stock held by LRA Ventures, LLC and (ii) 6,000,000 shares of Class A common stock that LRA Ventures, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC.

(2)

This percentage is based on 94,279,610 shares of Class A Common Stock outstanding, which is the sum of (i) 88,279,610 shares of Class A Common Stock outstanding as of November 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2023, and (ii) the 6,000,000 shares of Class A Common Stock that LRA Ventures, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

Item 1

(a)	Name of Issuer:

Enfusion, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

125 South Clark Street, Suite 750, Chicago, Illinois 60603

Item 2

(a)	Name of Person Filing:

This statement is filed by LRA Ventures, LLC and Tarek Hammoud (together, the “Reporting Persons”). Mr. Hammoud is the sole manager of LRA Ventures, LLC and may be deemed the beneficial owner of the shares held by LRA Ventures, LLC.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office address of the Reporting Persons is 300 Collins Ave., Unit 4C, Miami Beach, FL 33139.

(c)	Citizenship:

LRA Ventures, LLC is a Florida limited liability company and Tarek Hammoud is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share

(e)	CUSIP Number:

292812104

Item	3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4  Ownership.

I. LRA Ventures, LLC

(a)	Amount beneficially owned: 7,972,007 (1)

(b)	Percent of class: 8.46% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 7,972,007 (1)

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 7,972,007 (1)

(iv)	Shared power to dispose or direct the disposition: 0

II.	Tarek Hammoud

(a)	Amount beneficially owned: 7,972,007 (1)

(b)	Percent of class: 8.46% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 7,972,007 (1)

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 7,972,007 (1)

(iv)	Shared power to dispose or direct the disposition: 0

(1)

Consists of (i) 1,972,007 shares of Class A common stock held by LRA Ventures, LLC and (ii) 6,000,000 shares of Class A common stock that LRA Ventures, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC.

(2)

This percentage is based on 94,279,610 shares of Class A Common Stock outstanding, which is the sum of (i) 88,279,610 shares of Class A Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2022, and (ii) the 6,000,000 shares of Class A Common Stock that LRA Ventures, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

Item 5  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8  Identification and Classification of Members of the Group.

Not applicable.

Item 9  Notice of Dissolution of Group.

Not applicable.

Item 10  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

LRA Ventures, LLC

By:	/s/ Tarek Hammoud
Name: Tarek Hammoud
Title: Sole Manager

By:	/s/ Tarek Hammoud
Tarek Hammoud

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 18, 2022 (incorporated by reference to exhibit 99.1 of the Schedule 13G filed by the Reporting Persons on February 18, 2022.)